210 East Earll Drive Phoenix, AZ 85012 Ph: 602-364-6000

September 19, 2017

VIA EDGAR

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Re:     Cable One, Inc., File No. 001-36863

Dear Mr. Spirgel,

We refer to your letter dated August 29, 2017 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Cable One, Inc. (“our,” “we” or the “Company”) setting forth the Staff’s comment on the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2016, filed March 1, 2017 (the “Form 10-K”), File No. 001-36863.

We respectfully submit the following responses to the comment contained in the Comment Letter. The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to each bullet of the comment.

Form 10-K for the fiscal year ended December 31, 2016

Critical Accounting Policies and Estimates – Page 46

Property, Plant and Equipment, pages 48 - 49

1.	We note your response to comment 1.c. Please address the following:
●

Installations – You state that “the Company is now able to identify additional activity related to new customer relationships and upgrades of service to existing customers to permit capitalization of such costs”. We note that you previously capitalized certain costs for a drop to a new structure. Clarify if new structure refers to a geographic location receiving installation for the first time. Clarify how you previously and currently defined initial subscriber, as referred to in ASC 922-360-25-7 (e.g. initial location, initial customer). Please provide us with a more detailed description of each newly identified activity previously expensed which is now capitalized. Also, for each newly identified activity compare for us the amounts previously expensed that are now capitalized for all periods presented. Furthermore, tell us how you determined that your previous policy of expensing these activities was in accordance with GAAP.

Response: We respectfully advise the Staff that the Company believes that our previous policy was in accordance with GAAP as we capitalized initial subscriber installation costs, including material, labor and overhead costs of the drop under ASC 922. We previously and currently define an initial subscriber as a new structure receiving installation for the first time. We clarify that “the new structure” referenced in our prior response does refer to a geographic location receiving an installation for the first time.

We also capitalize installation costs under ASC 360, which states that “the historical cost of acquiring an asset includes the costs necessarily incurred to bring it to the condition and location necessary for its intended use.” Under ASC 360, the installation costs necessary to get Customer Premise Equipment (“CPE”) (e.g. cable boxes, modems, etc.) ready for its intended use are capitalized.

Although the prior data from the previous billing system did not include information on upgrades to individual service at an existing geographic location and service to a new customer relationship in an existing geographic location, when the Company performed a specific, non-routine capitalizable project, we capitalized the labor and related costs for the installation. In 2015 and 2016, the Company capitalized labor and related costs for a project to deploy and install upgraded CPE in customer locations across our markets to enable all-digital service.

Prior to the availability of more granular data from our new billing system referenced in our prior response, we utilized available information from our previous billing system to estimate the labor and related costs that should be capitalized. We did this by using work performed at a new structure – that is, service to a new residential or business address – which was identified in our previous billing system.

With the additional information from our new billing system, we are now able to specifically identify and capitalize labor and related costs for activities relating to the provision of service to a new customer relationship in an existing geographic location and upgrades to individual service at an existing geographic location (e.g., adding phone service for a customer who has high speed data service).

We respectfully advise the Staff that the data required to identify the amounts previously expensed that may have related to capitalizable activities are not available. As a result, the information requested by the Staff does not currently exist, and we believe that it would be impracticable (if even possible) and would require unreasonable effort and expense to attempt to accurately quantify such previously expensed amounts. The total labor and related costs capitalized for installations for the 2016 fiscal year were approximately $1.4 million compared to $2.4 million for the first six months of 2017. Assuming our installation technicians spend a consistent level of time on capitalizable projects for the rest of the year, such amount would be $4.8 million on an annual basis.

●

Engineering and design - You state that “the Company is now able to identify costs for engineers, advanced technicians and other technical personnel responsible for the design and implementation of plant, infrastructure and capacity upgrades and for the creation of new products and enhancements.” Please provide us with a more detailed description of each newly identified cost and the related activity previously expensed which is now capitalized. Also, for each newly identified cost and related activity compare for us the amounts previously expensed that are now capitalized for all periods presented. Furthermore, tell us how you determined that your previous policy of expensing these costs and the related activities was in accordance with GAAP.

Response: We respectfully advise the Staff that the Company believes that our previous policy was in accordance with GAAP. The Company’s policy was (and is) to capitalize payroll and related costs for plant, infrastructure and capacity upgrades and for the creation of new products and enhancements. We further advise the Staff that our change in estimate related to the estimate of labor and related costs, and we have not identified new types of costs that are being capitalized.

Prior to 2017, the Company estimated the labor and related costs that could be capitalized for design and implementation of assets based on time reported either in the project management system (which did not change) or through manual spreadsheets prepared by engineers, advanced technicians and other technical personnel for work on capital projects.

Starting in 2017, the Company utilized new information from the payroll system and from processes to develop standards for capitalization rates as described in our prior response. The new information and processes enable us to make better estimates of the amount of time spent on capitalizable projects. This allowed us to identify additional labor hours spent on activities for network implementation and deployment of new plant and upgrades as well as additional capitalizable activities for engineering and design. The majority of the increase in capitalized labor costs was the result of additional labor hours for employees working on network implementation and deployment of new plant and upgrades. The engineering and design work included the design of new plant, upgrades and infrastructure, the design of infrastructure for delivery of internet services, the design of fiber networks for delivery of fiber services to enterprise customers, the design work to connect business customers to our infrastructure, the design and planning of network capacity and capabilities, and the planning of the roll out of new equipment to customers.

We respectfully advise the Staff that the data required to identify the amounts previously expensed that may have related to capitalizable activities are not available. As a result, the information requested by the Staff does not currently exist, and we believe that it would be impracticable (if even possible) and would require unreasonable effort and expense to attempt to accurately quantify such previously expensed amounts. The total labor and related costs capitalized for engineers, advanced technicians and other technical personnel for the 2016 fiscal year were approximately $3.0 million compared to $7.3 million for the first six months of 2017. Assuming our engineers, advanced technicians and other technical associates spend a consistent level of time on capitalizable projects for the rest of the year, such amount would be $14.6 million on an annual basis.

●

Technical management and project management - You state that “the Company is now able to estimate costs that technical managers and the Company’s project management office devote to managing capital projects and managing other employees who work on capital projects.” Please provide us with a more detailed description of each newly estimated cost and related activity previously expensed which is now capitalized. Also, for each newly estimated cost and related activity compare for us the amounts previously expensed that are now capitalized for all periods presented. Furthermore, tell us how you determined that your previous policy of expensing these costs and the related activities was in accordance with GAAP.

Response: We respectfully advise the Staff that the Company believes that our previous policy was in accordance with GAAP. The Company’s policy was (and is) to capitalize payroll and related costs for project management and technical management activities related to new plant, upgrades and infrastructure improvements. Time spent managing non-capital projects is expensed. We further advise the Staff that our change in estimate related to the estimate of labor and related costs, and we have not identified new types of costs that are being capitalized.

Prior to 2017, the Company estimated the amount of labor and related costs for project managers and construction coordinators to be capitalized based on manual spreadsheets reported by employees for work on capital projects. Starting in 2017, the Company utilized information from new systems and processes as described in our prior response. This information enables us to make better estimates of the labor hours for the project managers and coordinators and for technical managers in the field who manage technicians and contractors working on capital projects, and managers and directors who are directly involved in capital projects or who manage engineers, architects and other positions that work on capital projects.

We respectfully advise the Staff that the data required to identify the amounts previously expensed that may have related to capitalizable activities are not available. As a result, the information requested by the Staff does not currently exist, and we believe that it would be impracticable (if even possible) and would require unreasonable effort and expense to attempt to accurately quantify such previously expensed amounts. The total technical management and project management labor and related costs capitalized for the 2016 fiscal year were approximately $1.4 million. We have capitalized labor and related costs for technical management and project management of $3.8 million for the first six months of 2017. Assuming a consistent level of time spent on capitalizable projects for the rest of the year, such amount would be $7.5 million on an annual basis.

If you need additional information, please feel free to call me at (602) 364-6505.

Sincerely,

CABLE ONE, INC.

By:	/s/ Kevin P. Coyle
Name: Kevin P. Coyle
Title: Chief Financial Officer

With a copy to:

Mr. Robert S. Littlepage, Accounting Branch Chief

Mr. Joseph Cascarano, Senior Staff Accountant

5